UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Six Months ended December 31, 2005

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	December 31, 2005	June 30, 2005
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$200,390	$187,246
Accounts receivable, net	204,301	163,184
Inventory	301,128	395,886
Other assets and prepaids	43,356	43,144

Total current assets	749,175	789,460

Property and equipment, net	116,133	117,187
Investments	98,156	125,914
Other non-current assets	46,610	44,913

Total Assets	$1,010,074	$1,077,474

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$114,018	$151,070
Accrued liabilities	122,813	103,768
Income taxes payable	18,382	20,712
Current portion of long term obligations and others	6,134	7,383

Total current liabilities	261,347	282,933

Long term obligations	207,001	209,455

Minority interest in subsidiaries	3,659	3,954

Shareholders’ equity:
Ordinary shares (‘000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 82,843 and 83,593 shares	8,173	8,286
Additional paid-in capital	339,628	337,990
Unrealized holding gains on quoted investments	40,245	65,280
Deferred share compensation	—	(378)
Retained earnings	150,021	169,954

Total shareholders’ equity	538,067	581,132

Total Liabilities and Shareholders’ Equity	$1,010,074	$1,077,474

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in US$’000 except per share data)

	Three months ended December 31,		Six months ended December 31,
	2005	2004	2005	2004
Sales, net	$390,826	$375,142	$670,999	$585,162
Cost of goods sold	305,440	273,398	529,047	418,215

Gross profit	85,386	101,744	141,952	166,947

Operating expenses:
Selling, general and administrative	55,220	56,931	100,485	96,999
Research and development	22,734	22,620	42,661	42,338
Impairment of goodwill / intangible assets	—	65,225	—	65,225

Total operating expenses	77,954	144,776	143,146	204,562

Operating income (loss)	7,432	(43,032)	(1,194)	(37,615)
Gain from investments, net	6,880	51,539	16,908	50,335
Interest income	1,399	651	2,394	1,361
Interest expense	(2,244)	(456)	(4,261)	(607)
Others	(5,140)	5,555	(4,988)	6,264

Income before income taxes and minority interest	8,327	14,257	8,859	19,738
Provision for income taxes	(115)	(2,236)	(253)	(2,771)
Minority interest in (income) loss	(1)	(178)	296	(348)

Net income	$8,211	$11,843	$8,902	$16,619

Basic earnings per share:	$0.10	$0.14	$0.11	$0.20
Weighted average ordinary shares outstanding (‘000)	82,740	82,320	83,148	81,882
Diluted earnings per share:	$0.10	$0.14	$0.11	$0.20
Weighted average ordinary shares and equivalents outstanding (‘000)	83,532	85,930	84,111	85,083

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Six Months Ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	$8,902	$16,619
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	10,607	10,942
Amortization of intangible assets	1,309	1,892
Deferred stock compensation amortization	713	869
Minority interest in (loss) income	(296)	348
Equity share in loss of unconsolidated investments	—	1,640
Loss (gain) on disposal of fixed assets	263	(61)
Write-off of investments and other non-current assets	1,198	5,277
Gain from investments, net	(18,106)	(55,656)
Impairment of goodwill / intangible assets	—	65,225
Deferred income taxes, net	(109)	(270)

Changes in assets and liabilities, net:
Accounts receivable	(41,018)	(116,047)
Inventory	94,793	(150,229)
Other assets and prepaids	(325)	(11,591)
Accounts payable	(37,104)	147,040
Accrued and other liabilities	19,052	25,514
Income taxes	(2,330)	971

Net cash provided by (used in) operating activities	37,549	(57,517)

Cash flows from investing activities:
Capital expenditures, net	(9,814)	(17,356)
Proceeds from sale of fixed assets	30	170
Proceeds from sale of quoted investments	24,217	63,460
Purchase of new subsidiaries ( net of cash acquired)	(131)	—
Purchase of investments	(3,085)	(16,814)
Increase in other non current assets, net	(4,049)	(3,283)

Net cash provided by investing activities	7,168	26,177

Cash flows from financing activities:
Increase in minority shareholders’ loan and equity balance	—	305
Proceeds from exercise of ordinary share options	1,190	11,472
Repurchase of ordinary shares	(8,135)	—
Proceeds from debt obligations	—	100,000
Repayments of debt obligations	(1,805)	(1,838)
Repayments of capital leases	(2,123)	(1,987)
Dividends paid	(20,700)	(41,357)

Net cash (used in) provided by financing activities	(31,573)	66,595

Net increase in cash and cash equivalents	13,144	35,255
Cash and cash equivalents at beginning of fiscal year	187,246	211,077

Cash and cash equivalents at end of the period	$200,390	$246,332

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2005 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. The consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2005 annual report on Form 20-F filed with the Securities and Exchange Commission.

The results of operations for the three month period ended December 31, 2005 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 - OTHER NON-CURRENT ASSETS

(in US$’000)	December 31, 2005	June 30, 2005

Other intangible assets	$37,568	$37,668
Accumulated amortization	(32,908)	(31,599)

Other intangible assets, net	4,660	6,069

Goodwill	29,447	29,447
Other non-current assets	12,503	9,397

	$46,610	$44,913

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	December 31, 2005	June 30, 2005
Raw materials	$141,776	$166,318
Work in progress	8,381	18,711
Finished products	150,971	210,857

	$301,128	$395,886

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	December 31, 2005	December 31, 2004
Balance at the beginning of the six-month period	$12,418	$6,232
Accruals for warranties issued during the period	29,761	12,074
Adjustments related to pre-existing warranties (include changes in estimates)	(164)	(40)
Settlements made (in cash or in kind) during the period	(27,419)	(8,184)

Balance at the end of the six-month period	$14,596	$10,082

NOTE 5 - NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended December 31,		Six months ended December 31,
	2005	2004	2005	2004
Weighted average ordinary shares outstanding	82,740	82,320	83,148	81,882
Weighted average dilutive stock options outstanding	792	3,610	963	3,201

Weighted average ordinary shares and equivalent outstanding	83,532	85,930	84,111	85,083

NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographic regions, where the tax rates range from 0% to 50%; and pioneer status income in Singapore, which is exempt from tax. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to profits excluded from the new Pioneer Certificate.

NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended December 31,		Six months ended December 31,
	2005	2004	2005	2004
Net income	$8,211	$11,843	$8,902	$16,619
Unrealized gain (loss) on quoted investments	(14,089)	8,661	(25,035)	(10,165)

Total comprehensive (loss) income	$(5,878)	$20,504	$(16,133)	$6,454

NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)
Fiscal year 2006:
Quarter ended September 30, 2005	1.0	$8
Quarter ended December 31, 2005	—	—

At the Annual General Meeting (“AGM”) held on October 28, 2005, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is earlier.

NOTE 9 - EMPLOYEE STOCK OPTION PLANS

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period. Creative previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation”.

Prior to the adoption of SFAS No. 123(R), Creative provided the disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures”. The following table illustrates the effect on net income and earnings per share for the corresponding period if Creative had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in US$’000, except per share data):

	Three months ended December 31, 2004	Six months ended December 31, 2004
Net income, as reported	$11,843	$16,619
Less: Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(823)	(1,268)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	401	869

Pro forma net income	$11,421	$16,220

Earnings per share:
Basic – as reported	$0.14	$0.20
Basic – pro forma	$0.14	$0.20

Diluted – as reported	$0.14	$0.20
Diluted – pro forma	$0.13	$0.19

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, previously disclosed amounts have not been restated in the financial statements.

The options outstanding and exercisable as at December 31, 2005 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (‘000)	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Number of Shares Exercisable (‘000)	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)
$1.00 to $ 2.99	253	5.41	$2.85	$1,410	253	5.41	$2.85	$1,410
$3.00 to $ 4.99	2,076	5.78	$4.44	$8,266	2,071	5.78	$4.44	$8,241
$5.00 to $ 6.99	389	5.26	$5.57	$1,109	329	4.92	$5.43	$982
$7.00 to $ 10.99	6,641	6.70	$8.27	$3,183	3,438	3.85	$8.92	$325
$11.00 to $ 18.99	6	4.16	$18.40	$—	6	4.16	$18.40	$—

	9,365	6.23	$7.17	$13,968	6,097	4.63	$6.97	$10,958

The intrinsic value is determined by the difference between Creative’s closing share price of $8.42 as of December 31, 2005 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. As at December 31, 2005, Creative expects to recognise the total unrecognised compensation cost relating to non-vested stock-based compensation of $4,811,000 over a weighted average period of 3.71 years.

NOTE 10 - INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 11 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Sviluppo del’elettronica S.I.S.V.E.L. S.P.A. and its wholly owned U.S. subsidiary, Audio MPEG, Inc. (legal proceedings in the Netherlands, Germany, Italy and the Eastern District of Virginia, U.S., each alleging that Creative’s MP3 technology violates patents managed by S.I.S.V.E.L.); Softvault Systems, Inc. (a patent infringement action filed in the Eastern District of Texas, U.S. against Creative and several other companies alleging infringement of plaintiff’s patents relating to digital rights management); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including, Lucent Technologies, MPEG LA, Dyancore Holdings, Advanced Audio Devices and Nichia Corporation.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; exposure to excess and obsolete inventory; accelerated declines in the average selling prices of Creative’s products; component shortages which may impact Creative’s ability to meet customer demand; fluctuation in component prices; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals, personal digital entertainment products and related consumer products as a result of poor economic conditions, social and political turmoil or major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; Creative’s reliance on sole sources for many of its chips and other key components; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report for fiscal 2005 filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended December 31, 2005, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
Sales, net	$390,826	$280,173	$305,409	$333,840	$375,142	$210,020	$201,780	$201,835
Cost of goods sold	305,440	223,607	274,417	256,519	273,398	144,817	135,393	132,278

Gross profit	85,386	56,566	30,992	77,321	101,744	65,203	66,387	69,557

Operating expenses:
Selling, general and administrative	55,220	45,265	48,051	51,208	56,931	40,068	40,686	42,477
Research and development	22,734	19,927	20,300	19,687	22,620	19,718	18,940	18,926
Other charges	—	—	—	—	65,225	—	—	—

Operating income (loss)	7,432	(8,626)	(37,359)	6,426	(43,032)	5,417	6,761	8,154

Net gain (loss) from investments	6,880	10,028	9,304	14,766	51,539	(1,204)	(224)	48,319
Interest income	1,399	995	967	1,243	651	710	1,719	1,702
Interest expense	(2,244)	(2,017)	(1,792)	(1,275)	(456)	(151)	(231)	(202)
Others	(5,140)	152	(4,796)	(5,728)	5,555	709	(700)	15

Income (loss) before income taxes and minority interest	8,327	532	(33,676)	15,432	14,257	5,481	7,325	57,988
Provision for income taxes	(115)	(138)	1,855	(53)	(2,236)	(535)	(604)	(773)
Minority interest in (income) loss	(1)	297	(123)	534	(178)	(170)	(90)	(168)

Net income (loss)	$8,211	$691	$(31,944)	$15,913	$11,843	$4,776	$6,631 $	57,047

Basic earnings (loss) per share	$0.10	$0.01	$(0.38)	$0.19	$0.14	$0.06	$0.08 $	0.70

Weighted average ordinary shares outstanding (‘000)	82,740	83,556	83,576	83,307	82,320	81,443	81,236	80,955

Diluted earnings (loss) per share	$0.10	$0.01	$(0.38)	$0.18	$0.14	$0.06	$0.08 $	0.68

Weighted average ordinary shares and equivalents outstanding (‘000)	83,532	84,690	83,576	86,274	85,930	84,237	83,960	84,237

	Unaudited data for quarters ended (as a percentage of sales)
	Dec 31 2005	Sep 30 2005	Jun 30 2005		Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
Sales, net	100%	100%	100%		100%	100%	100%	100%	100%
Cost of goods sold	78	80	90		77	73	69	67	66

Gross profit	22	20	10		23	27	31	33	34

Operating Expenses:
Selling, general and administrative	14	16	16		15	15	19	20	21
Research and development	6	7	6		6	6	10	10	9
Impairment of goodwill / intangible assets	—	—	—		—	17	—	—	—

Operating income (loss)	2	(3)	(12)		2	(11)	2	3	4

Net gain (loss) from investments	2	4	3		5	14	(1)	—	24
Interest income	—	—	—		—	—	—	1	1
Interest expense	(1)	(1)	—		—	—	—	—	—
Others	(1)	—	(2)		(2)	1	1	(1)	—

Income (loss) before income taxes and minority interest	2	—	(11)		5	4	2	3	29

Provision for income taxes	—	—	1		—	(1)	—	—	(1)
Minority interest in (income) loss	—	—	—		—	—	—	—	—

Net income (loss)	2%	—%	(10	) %	5%	3%	2%	3%	28%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2005 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004

Net sales

Sales for the second quarter of fiscal 2006 increased by 4% compared to the same quarter in the prior fiscal year. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, increased by 9% compared to the same quarter in the prior fiscal year and represented 67% of sales in the second quarter of fiscal 2006 compared to 64% of sales in the same quarter in fiscal 2005. The high percentage of PDE products sales was driven by a number of factors, such as competitive pricing of the Zen players and new product launches. Sales of audio products (Sound Blaster audio cards and chipsets) increased by 7% in the second quarter of fiscal 2006 compared to the same quarter in fiscal 2005 and represented 13% of sales in the second quarter of fiscal 2006 and fiscal 2005. The increase was primarily attributable to sales of Sound Blaster X-Fi sound cards launched in the first quarter of fiscal 2006. Sales of speakers in the second quarter of fiscal 2006 decreased by 8% compared to the same quarter of the prior fiscal year, primarily due to lower sales of non-multimedia speakers, and represented 13% of sales in the second quarter of fiscal 2006 compared to 15% of sales in the second quarter of fiscal 2005. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 13% in the second quarter of fiscal 2006 compared to the same quarter in fiscal 2005, and as a percentage of sales, represented 7% of sales in the second quarter of fiscal 2006 compared to 8% in the same quarter of fiscal 2005. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit was 22% of sales in the second quarter of fiscal 2006 compared to 27% in the same period in fiscal 2005. The decrease in gross profit margin was primarily attributable to the mix of products sold in the second quarter of fiscal 2006 with a higher percentage of sales coming from digital audio players, which generally have lower gross profit margins due to competitive pricing on some of the players. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices.

Operating expenses

Selling, general and administrative (“SG&A”) expenses decreased by 3% in the second quarter of fiscal 2006 compared to the same quarter in the prior fiscal year. As a percentage of sales, SG&A expenses were 14% in the second quarter of fiscal 2006 compared to 15% in the same quarter of fiscal 2005.

Research and development (“R&D”) expenses in the second quarter of fiscal 2006 remained the same compared to the same quarter in the prior fiscal year. As a percentage of sales, R&D expenses were 6% of sales in the second quarter of fiscal 2006 and fiscal 2005.

The impairment of goodwill and intangible assets of $65.2 million in the second quarter of fiscal 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs during the quarter. 3Dlabs designs, develops and markets graphics accelerator products aimed primarily at professionals using high-end and ultra-high-end workstations. In accordance with SFAS 142, Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the second quarter of fiscal 2005, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS 142, an impairment test was performed by an independent assessor on goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs are compared to the market multiples of publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million during the quarter ended December 31, 2004. There was no goodwill and other intangible assets impairment charge in the second quarter of fiscal 2006.

Net investment gain

Net investment gains of $6.9 million for the second quarter of fiscal 2006 included a $7.1 million net gain from sales of investments offset by $0.2 million in write-downs of investments. Net investment gains of $51.5 million for the second quarter of fiscal 2005 comprised a gain of $53.8 million from sales of investments offset by $2.3 million in write-downs of investments. The bulk of the net gain of $53.8 million from the sale of investments was derived from the sale of 2.0 million shares of SigmaTel, Inc.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest in the second quarter of fiscal 2006 was an expense of $0.8 million compared to income of $0.2 million in the same quarter of the prior fiscal year. The net interest expense was due to the five-year $175.0 million syndicated term loan where $100.0 million was drawn-down in December 2004 and the remaining $75.0 million in February 2005.

Others

Other expense of $5.1 million in the second quarter of fiscal 2006 was mainly due to exchange loss of $5.1 million. Other income of $5.6 million in the second quarter of fiscal 2005 was mainly due to exchange gain of $6.7 million offset partially by Creative’s share of its equity-method investees’ losses of $0.9 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries is not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

Six Months Ended December 31, 2005 Compared to Six Months Ended December 31, 2004

Net sales

Sales for the first six months of fiscal 2006 increased by 15% compared with the first six months of the prior fiscal year. The revenue increase was mainly attributable to an increase in sales of digital audio players. Sales of PDE products increased by 34% compared to the same period in the prior fiscal year and represented 67% of sales in the first six months of fiscal 2006 compared to 57% of sales in the first six months of the prior fiscal year. The strong demand for PDE products was driven by a number of factors, including competitive pricing of the Zen players and new product launches. Sales of audio products decreased by 4% compared with the first six months of the prior fiscal year and represented 13% of sales in the six-month period ended December 31, 2005 compared to 16% of sales in the comparable period in the prior fiscal year. Creative believes that the newly launched Xtreme Fidelity audio technology and Sound Blaster X-Fi sound cards will set a new standard for audio in music, movies and video games and will reverse the decline in its audio business. Sales of speakers decreased by 10% in the first half of fiscal year 2006 compared to the first half of the prior fiscal year and represented 13% of sales in the first six months of fiscal 2006 compared to 16% in the first six months of fiscal 2005. The decrease was primarily attributable to lower sales of non-multimedia speakers. Sales from all other products which include graphics products, communication products, accessories and other miscellaneous items, decreased by 23% compared to the same period in the prior fiscal year and accounted for 7% of the total sales in the first six months of fiscal 2006 compared to 11% in the first half of the prior fiscal year. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit was 21% of sales for the six-month period ended December 31, 2005 compared to 29% in the six-month period ended December 31, 2004. The decrease in gross profit margin was primarily attributable to the mix of products sold in the first six months of fiscal 2006 with a higher percentage of sales coming from digital audio players, which generally have lower gross profit margins due to competitive pricing on some of the players, and a lower percentage of sales coming from higher margin audio products. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices.

Operating expenses

SG&A expenses for the six-month period ended December 31, 2005 increased by 4% compared to the same period in the prior fiscal year. The increase in SG&A expenses was mainly attributable to an increase in sales volume and an increase in sales and marketing expenses. As a percentage of sales, SG&A expenses were 15% of sales in the six-month period ended December 31, 2005 compared to 17% in the same period in the prior fiscal year, due to the proportionately larger increase in revenue.

R&D expenses for the six-month period ended December 31, 2005 increased by 1% compared to the same period in the prior fiscal year primarily due to an increase in spending related to product development. As a percentage of sales, R&D expenses were 6% of sales in the six-month period ended December 31, 2005 compared to 7% in the same period in the prior fiscal year.

The impairment of goodwill and intangible assets of $65.2 million in the first six months of fiscal 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs during the second quarter. In accordance with SFAS 142, Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the second quarter of fiscal 2005, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS 142, an impairment test was performed by an independent assessor on the goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs are compared to the market multiples of publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million during the quarter ended December 31, 2004. There was no goodwill and other intangible assets impairment charge in the first six months of fiscal 2006.

Net investment gain

Net investment gains of $16.9 million for the first half of fiscal 2006 included an $18.1 million net gain from sales of investments offset by $1.2 million in write-downs of investments. Net investment gains of $50.3 million for the first half of fiscal 2005 included a $55.6 million net gain from sales of investments offset by $5.3 million in write-downs of investments. The bulk of the net gain from sales of investments in fiscal 2005 was derived from the sale of 2.0 million shares of SigmaTel.

Net interest

Net interest for the first six months of fiscal 2006 was an expense of $1.9 million compared to income of $0.8 million in the same period of the prior fiscal year. The net interest expense was due to the five-year $175.0 million syndicated term loan where $100.0 million was drawn-down in December 2004 and the remaining $75.0 million in February 2005.

Others

Other expenses of $5.0 million for the first half of fiscal 2006 was mainly due to exchange loss of $6.4 million, offset partially by sundry income of $1.3 million with the bulk of it pertaining to a write-back of unclaimed invoices. Other income of $6.3 million in the first half of fiscal 2005 was mainly due to exchange gain of $7.8 million, offset partially by Creative’s share of its equity-method investees’ losses of $1.6 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries is not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2005 increased by $13.2 million to $200.4 million compared to the balance of $187.2 million at June 30, 2005. Cash provided by operating activities of $37.6 million was mainly due to a $94.8 million decrease in inventory and a $4.4 million adjustment for non-cash items, offset partially by a $41.3 million net increase in accounts receivable and other assets and prepaid expenses and a $18.1 million net decrease in accounts payable and accrued and other liabilities. The $4.4 million adjustment in non-cash items comprises mainly $12.6 million of depreciation and amortization and $18.1 million in net gains from disposals of investments. The $7.2 million provided by investing activities was comprised mainly of proceeds from sales of investments, offset partially by net capital expenditures, purchases of investments and increases in other non-current assets primarily relating to investments in equity-method investee companies. Cash used in financing activities of $31.6 million was mainly for share repurchases and payment of a dividend on Creative’s ordinary shares.

As of December 31, 2005, in addition to cash reserves and excluding long-term loans, Creative has credit facilities totaling $115.2 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $113.3 million were unutilized.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of December 31, 2005:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$196,654	$3,609	$7,218	$182,218	$3,609
Capital Lease Obligations	2,579	2,525	54	—	—
Operating Leases	27,789	7,520	5,214	3,419	11,636
Unconditional Purchase Obligations	67,355	67,355	—	—	—
Other Long Term Obligations	525	44	481	—	—

Total Contractual Cash Obligations	$294,902	$81,053	$12,967	$185,637	$15,245

Unconditional purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of December 31, 2005, Creative has utilized approximately $1.9 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in the market prices of Creative’s quoted investments, based on a sensitivity analysis of the balance as of December 31, 2005, would have an $8.6 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and the terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at December 31, 2005. Included in interest and other expenses for the three and six month period ended December 31, 2005, are exchange loss of $5.1 million and $6.4 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at December 31, 2005, expressed in US$ per one S$ and Euro were 0.6015 and 1.1858, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[S] Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: February 17, 2006